Results of a Special Meeting of Shareholders

On August 13, 2007, a Special Meeting of Shareholders was held to elect Trustees. The following table provides the number of votes cast for or withheld, as well as the number of abstentions as to this matter.

Election of Trustee Nominees:	Votes For	Authority Withheld/Against	Abstentions	Broker Non-Votes
Laurie A. Hesslein	164,775,109	2,630,950	0	602,161,219
Mark J. Reed	164,785,947	2,620,112	0	602,161,219
W. Thomas Matthews	164,658,310	2,747,749	0	602,161,219
Messrs. Kamesar, Auch, Ellis, Kaufman, Murphy and Brody (Trustee Emeritus) continued as Trustees after the meeting.